UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

No Act
P.E. 12-19-02

03005815

January 21, 2003

Act 1934
Section
Rule 14A-8
Public Availability 1-21-2003

Timothy S. Taylor
Baker Botts LLP
One Shell Plaza
910 Louisianna
Houston, TX 77002-4995

Re: Cleco Corporation
Incoming letter dated December 19, 2002

Dear Mr. Taylor:

This is in response to your letter dated December 19, 2002 concerning the shareholder proposal submitted to Cleco by Mitchell M. and Diana Almy. We also have received a letter from the proponents dated January 7, 2003. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Mitchell M. and Diana Almy
3930 N.E. 26th Avenue
Portland, OR 97212

BAKER BOTTS L.L.P.

ONE SHELL PLAZA
910 LOUISIANA
HOUSTON, TEXAS
77002-4995
713.229.1234
FAX 713.229.1522

AUSTIN
BAKU
DALLAS
HOUSTON
LONDON
NEW YORK
RIYADH
WASHINGTON

RECEIVED

2002 DEC 20 PM 4:00

OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

December 19, 2002

Timothy S. Taylor
713.229.1184
FAX 713.229.7784
Timothy.Taylor@bakerbotts.com

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, DC 20549

Cleco Corporation
Shareholder Proposal Submitted by Mitchell and Diana Almy
Rule 14a-8 under the Securities Exchange Act of 1934

Ladies and Gentlemen:

Cleco Corporation, a Louisiana corporation (the "Company"), has received from Mitchell and Diana Almy (the "Proponents") a shareholder proposal for inclusion in the Company's proxy materials ("Proxy Materials") for its 2003 Annual Meeting of Shareholders. The proposal (the "Proposal") requests that the Company should redeem all outstanding shares of its 4.5% preferred stock.

Pursuant to Rule 14a-8(j), we are submitting, on behalf of the Company, to the Securities and Exchange Commission (the "Commission") six paper copies of this letter together with six copies of the Proposal (attached as Exhibit A hereto). By copy of this letter, we are simultaneously providing on behalf of the Company a copy of this submission to the Proponents.

The Company expects to file its Proxy Materials in definitive form with the Commission on or about March 15, 2003.

Basis for Company's Intent to Omit Proposal

The Company intends to omit the Proposal from its Proxy Materials because it deals with a matter relating to the ordinary business operations of the Company. In addition, the Proposal is contrary to Rule 14a-9.

The Proposal Relates to the Company's Ordinary Business Operations

Rule 14a-8(i)(7) permits a company to omit a shareholder proposal from its proxy statement "if the proposal deals with a matter relating to the company's ordinary business operations." The Commission has explained that the "general underlying policy of this exclusion is consistent with the policy of most state corporate laws: to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." Exchange Act Release No. 34-40018 (May 21, 1998; modified May 26, 1998). In this Release, the Commission summarized the principal considerations in the Division of Corporation Finance's application of the ordinary business exclusion, considerations which are directly affected by the Proposal:

"The policy underlying the ordinary business exclusion rests on two central considerations. The first relates to the subject matter of the proposal. Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. . . . The second consideration relates to the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment. This consideration may come into play in a number of circumstances, such as where the proposal . . . seeks to impose specific time-frames or methods for implementing complex policies."

The Proposal requests that the Company redeem all outstanding shares of its 4.5% preferred stock. The decision to redeem the 4.5% preferred stock is an integral part of the Company's ability to manage its business and affairs, including its capital raising, capital management and financing activities. The issuance and repurchase of a company's securities as part of its overall capital structure and financing activity is a fundamental aspect of the business and affairs of a company to be managed by the Company's Board of Directors. The decision to redeem all outstanding shares of 4.5% preferred stock and when to do so involves expert financial analysis which must be consistent with the other current and long-term financial policies and goals of the Company. Such a decision would need to take into account numerous factors, including, the Company's cost of capital, market conditions, the Company's liquidity and the impact on the Company's credit ratings. Accordingly, the Company's ability to redeem its 4.5% preferred stock must fall under the umbrella of ordinary business operations and, accordingly, the Proposal may be omitted from the Proxy Materials pursuant to Rule 14a-8(i)(7). Allowing shareholders to dictate such policies would inevitably result in second guessing of the day-to-day business decisions of the Board of Directors and management of the Company, which shareholders must not be permitted to do by way of misuse of the SEC's shareholder proposal process.

The Proposal relates to the redemption of a series of outstanding preferred stock, and the Division has consistently taken the position that the determination of a corporation to repurchase or redeem its stock is a matter related to the conduct of its ordinary business operations. *See* Astronics Corporation (March 2, 2001) (a proposal requesting that the company redeem all outstanding Class B shares and convert them to Class A common stock on a one for one basis); M&F Worldwide Corp. (March 29, 2000) (a proposal requesting that the board form a special committee that would consider and implement actions designed to enhance shareholder value, including, but not limited to, repurchase of shares, cash dividends, sale of assets, and curtailment of non-operating activities); Ford Motor Company (March 26, 1999) (proposal to amend Ford's bylaws to require that it not repurchase its common stock except under certain circumstances); Food Lion, Inc. (February 22, 1996) (proposal to amend existing stock repurchase plan in order to accelerate and expand the amount of stock repurchased); Intel Corporation (January 15, 1992) (proposal which, in substance, would require the company to repurchase an equivalent number of shares of outstanding common stock each time it wished to issue new shares of common stock); The Clothestime, Inc. (March 13, 1991) (proposal to repurchase common stock in the open market); Chevron Corporation (February 15, 1990) (same); Research-Cottrell, Inc. (December 31, 1986) (proposal to repurchase common stock in open market or block transactions); Colgate-Palmolive Co. (February 16, 1983) (proposal relating to the redemption of a series of preferred stock); Pan American World Airways, Inc. (February 15, 1983) (proposal relating to the redemption of convertible debentures); and The Washington Water Power Company (February 10, 1983) (proposal relating to the redemption of a series of preferred stock). *See also* Lucent Technologies (November 16, 2000) and American Recreation Centers, Inc. (December 18, 1996).

It should be noted that the Proposal does not relate to an extraordinary corporate transaction, such as a sale, merger or other disposition of the Company, or to any other sufficiently significant policy issue or basic corporate policy, such as anti-takeover defenses or employment policies; the Proposal relates solely to the matters within the ordinary course of the Company's business operations (*i.e.*, the redemption of a series of preferred stock).

Moreover, it should be noted that even if the Proponents formulated the Proposal as a request of the Board of Directors to redeem all outstanding shares of 4.5% preferred stock, rather than require that the Company take this action, the Proposal would still be excludable under Rule 14a-8(i)(7). The Staff has repeatedly taken the position that if proposals relating to the determination and implementation of a company's business strategies are excludable under Rule 14a-8(i)(7), they may not be salvaged when a proponent requests that a company do indirectly what it may not be requested to do directly. *See* The Statesman Group, Inc. (March 22, 1990) (proposal relating to the engagement of an investment banker to advise the company's outside directors about restructuring the company excludable as relating to the conduct of the company's ordinary business operations). *See also* Tremont Corporation (February 25, 1997) (proposal requesting that the board instruct management to prepare to plan to narrow the gap between the value of the company's shares and the value of the underlying assets excludable as relating to the conduct of the company's ordinary business operations).

The Proposal is Contrary to Rule 14a-9

In addition, the Proposal is contrary to Rule 14a-9, which prohibits false or misleading statements in proxy materials, and therefore may properly be omitted from the Proxy Materials under Rule 14a-8(i)(3). The Staff has concurred that a company could properly exclude entire shareholder proposals and supporting statements where they contained false and misleading statements or omitted material facts necessary to make such proposals and supporting statements not false and misleading. *See, e.g.,* The Swiss Helvetia Fund, Inc. (March 6, 2001); Comshare, Incorporated (August 23, 2000); and General Magic, Inc. (May 1, 2000). The Staff also has concurred that a company could properly exclude portions of shareholder proposals and supporting statements from its proxy materials where they contained false and misleading statements or omitted material facts necessary to make such proposals and supporting statements not false and misleading. *See, e.g.,* Peoples Energy Corporation (November 3, 2002); Peoples Energy Corporation (November 26, 2001); Phoenix Gold International, Inc. (November 5, 2001); National Fuel Gas Company (November 18, 1999); and CCBT Bancorp, Inc. (April 20, 1999).

The Company believes that the Proposal violates Rule 14a-9 because it is materially false and misleading in the following respects:

1. The Proponents claim in the "Reason for discussion at 2003 annual meeting" that "[a]s stakeholders in Cleco, holders of 4.5% preferred stock are severely disadvantaged in the value of their holdings due to their lack of representation from the corporation and its management." This claim fails to explain how holders of 4.5% preferred stock lack representation from the Company and management. Moreover, it fails to recognize that each share of 4.5% preferred stock has equal voting rights (*i.e.*, representation) with each share of Company common stock.[1]

2. The Proponents claim in the first paragraph of their supporting statement that "the economic interests of holders of 4.5% preferred are being severely disadvantaged relative to holders of similar securities issued by Cleco." This claim, the other sentences in this paragraph and the first sentence of the second paragraph relating to the redemption of other series of preferred stock by the Company can be read to imply that the holders of this series of preferred stock have been singled out by management and purposefully mistreated. The Proponents fail to disclose that the other three series of preferred stock were redeemed in connection with the reorganization of the Company into a holding company structure in July 1999. The holders of the other series of preferred stock did not approve the reorganization and therefore such shares of stock were redeemed in accordance with their terms so that the reorganization could be effected. The holders of 4.5% preferred stock approved the reorganization.

3. The Proponents claim in the last sentence of the second paragraph of their supporting statement that "[w]hile issuing debt and repurchasing common has benefited Cleco common stockholders, holders of 4.5% preferred have been excluded from these financings." This claim is made without any support of how the common shareholders have benefited and how the holders of 4.5% preferred have not benefited from the "financings."

[1] Subsection 3(a) of Article 6 of the Company's Amended and Restated Articles of Incorporation (the "Articles of Incorporation") provides that "at all meetings of the shareholders of the Corporation, each holder of shares of Common Stock and $100 Preferred Stock of the Corporation shall be entitled to one vote for each share of such stock . . . ." The 4.5% preferred stock is a series of $100 Preferred Stock as such term is defined in the Articles of Incorporation. It should be noted that shares of $100 Preferred Stock do not have cumulative voting rights with respect to the election of directors, while shares of common stock do have cumulative voting rights.

4. The Proponents claim in the third paragraph of their supporting statement that the shares of 4.5% preferred stock should be replaced with debt. This claim is made without support and does not take into account such relevant items as debt issuance costs, market conditions, consistency of redemption with the other current and long-term financial policies and goals of the Company, the Company's liquidity and the possible impact on the Company's credit ratings.

5. The Proponents claim in the penultimate sentence of the last paragraph of their supporting statement that "[L]eaving this issue on the market at a steep discount while other Cleco securities trade at fair value amounts to discrimination." This is a baseless claim that is made without any support of how the Company is discriminating against the holders of 4.5% preferred stock.

In light of the pervasive nature of the false and misleading statements in the Proposal, consistent with the authorities cited above, it is the Company's position that the entire Proposal should be excluded, rather than merely certain parts of it.

Conclusion

For the foregoing reasons, it is respectfully submitted that the Proposal may be excluded from the Company's Proxy Materials under either Rule 14a-8(i)(7) or Rule 14a-8(i)(3). Your confirmation that the Staff will not recommend enforcement action if the Proposal is omitted is respectfully requested.

In the event the Staff disagrees with any conclusion expressed herein, or should any information in support or explanation of the Company's position be required, we would appreciate an opportunity to confer with the Staff before issuance of its response. Moreover, the Company reserves the right to submit to the Commission additional bases upon which the Proposal may properly be omitted from the Proxy Materials.

If you should have any questions or comments regarding the foregoing, please contact the undersigned at 713.229.1184 or Neal Chadwick at 318.484.7701. We ask that you acknowledge receipt of this letter and its enclosures by stamping the enclosed additional copy of this letter and returning it in the self-addressed stamped envelope.

We appreciate your attention to this request.

Very truly yours,

Timothy S. Taylor

Timothy S. Taylor

cc: Mitchell M. Almy and Diana Kay Almy
3930 N.E. 26th Avenue
Portland, OR 97212

Mr. R. O'Neal Chadwick Jr.
Vice President and General Counsel
Cleco Corporation
2030 Donahue Ferry Road
Pineville, LA 71361

Mr. Michael P. Prudhomme
Secretary
Cleco Corporation
2030 Donahue Ferry Road
Pineville, LA 71361

Exhibit A

September 10, 2002

Secretary
Cleco Corporation
PO Box 5000
Pineville, LA 71361-5000

RE: Shareholder Proposal / Cleco 4.5% Preferred

Dear Mr. Or Ms. Secretary:

The purpose of this letter is to confirm receipt by the Cleco Corporation Secretary of our letter dated May 1, 2002. A copy of the original letter is attached with a copy of the signed mail return receipt.

Additionally, we would appreciate confirmation from the Secretary that the issue raised in our letter will be included in shareholder proposals at Cleco's next annual meeting.

As required by Cleco, our proposal has been submitted to the Secretary before November, 2002.

We look forward to your reply.

Respectfully,

Mitchell M. Almy
3930 N.E. 26th Avenue
Portland, Oregon 97212
(503) 288-1752

Diana Almy

May 1, 2002

Cleco Corporation
P.O. Box 5000
Pineville, LA 71361-5000

Attention: Secretary

Dear Mr. or Ms. Secretary:

In accordance with the bylaws of Cleco Corporation, we hereby request that the following subject of business be brought before shareholders at the Cleco 2003 annual meeting:

PROPOSAL: The company should redeem all outstanding shares of 4.5% preferred stock.

Description of the matter: To consider redemption of all 4.5% preferred shares.

Reason for discussion at 2003 annual meeting: As stakeholders in Cleco, holders of 4.5% preferred stock are severely disadvantaged in the value of their holdings due to their lack of representation from the corporation and its management.

Name and address: Mitchell M. Almy and Diana Kay Almy
3930 N.E. 26th Avenue
Portland, OR 97212

Holdings: 1,142 shares 4.5% preferred, certificate numbers BAU 5273 and BAU 5290

We are not acting in concert with any other person or holder of Cleco securities.

Material interest: My only interest is in receiving fair consideration for our shares.

We are concerned and interested in this matter because the economic interests of holders of 4.5% preferred are being severely disadvantaged relative to holders of similar securities issued by Cleco. During 1999, the company redeemed all of the remaining issues of 4.5% series 1955, 4.65% series 1964 and 4.75% series 1965 preferred stock at prices of $100 or more ($5.6 million total). Prior to the redemption, these securities traded in the secondary market in the range of $55- $65 per share.

The remaining issue of Cleco 4.5% preferred has similar dividend rates and redemption prices as the preferred stocks that were redeemed. At year-end 2001, there were only 10,290 shares of 4.5% preferred outstanding ($1 million). Resulting from the issue's miniscule size, there is virtually no aftermarket for the shares. Current bids, if available, are near $60.00 per share. By comparison, on May 15, 2000 the company issued $100 million of five-year notes; a more normal amount of securities to be issued in today's capital markets. Additionally, during 2001 the company repurchased over $3 million of common stock. While issuing debt and repurchasing common has benefited Cleco common stockholders, holders of 4.5% preferred have been excluded from these financings.

In light of the year-end cost of 4.2% on the company's short-term debt, a straightforward cost-of-capital comparison argues for redemption of the 4.5% preferred:

	Debt	Preferred
Rate	4.20%	4.50%
After tax	2.77%	4.50%
Plus: Maintenance cost	.07%	.20%
After tax cost of capital	2.84%	4.70%

Cleco's strong credit ratings, prior redemptions of preferred, common stock repurchases and stated dedication to shareholder value (front page, annual report) argue for fair treatment for holders of 4.5% preferred stock. Leaving this issue on the market at a steep discount while other Cleco securities trade at fair value amounts to discrimination. Redemption of the 4.5% preferred will provide a fair valuation and equitable treatment for preferred holders in Cleco.

We look forward to this issue being presented at the 2003 annual meeting of shareholders.

Sincerely,

Mitchell Almy
3930 N.E. 26th Avenue
Portland, Oregon 97212
(503) 288-1752

Diana Almy

RECEIVED
2003 JAN 14 PM 2:53
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

January 7, 2003

Securities & Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, DC 20549

RE: Cleco Corporation
Shareholder Proposal submitted by Mitchell M. Almy & Diana K. Almy
Rule 14a-8 under the Securities Exchange Act of 1934

Ladies & Gentlemen:

My wife, Diana K. Almy, and I are registered owners of Cleco 4.5% preferred stock. On May 1, 2002, in accordance with instructions specified in the Cleco Corporation annual report, we submitted a proposal to the company ("The Proposal") to redeem all shares of the 4.5% preferred stock for inclusion in the company's proxy materials and for vote at the 2003 annual meeting.

This letter is being sent to you in response to the Cleco Corporation (the "company") letter of December 19, from counsel Baker Botts LLP, stating its intent to omit the proposal from 2003 proxy materials. For the reasons listed below, we believe the company does not have a legitimate basis for omission of the proposal and, furthermore, that the company's actions regarding the proposal highlight the company's willful intent to circumvent rights of preferred holders, thereby devaluing preferred holders' investments in the company.

First, regarding the company's assertion that the proposal relates to the company's ordinary business operations, including capital raising, capital management and financing, be informed that there are only approximately 10,450 shares ($1.4 million) of 4.5% preferred stock outstanding. This compares to 2001 revenues of $1.05 billion, pre-tax earnings of $110 million and year-end stockholders' equity of $507 million. The 4.5% preferred stock represents only two tenths of one percent of 2001 year-end shareholders' equity. This amount is immaterial to the company, and is far less than 2001 common stock repurchases of over $3 million. The entire rationale for our initial request to the company is based upon preferred stockholders' lack of fair consideration as stakeholders in the company. We are not attempting to micro-manage the company, but rather to receive treatment equal to common stockholders or debt owners.

Second, the company suggests that our proposal contains materially false and misleading statements. In the most simple terms, during the past twenty-three months the company has repurchased stock, refinanced debt and redeemed preferred stock. All tiers of the company's structure have been allocated capital, except the 4.5% preferred stock. This is a fact. As a result, the value of the 4.5% preferred is lower today than it would have been if the company had allocated a proportionate share of capital to repurchasing preferred shares.

Lastly, the clearest evidence that holders of 4.5% preferred stock have been intentionally disadvantaged is the circumstance which led to the 1999 redemptions of three other series ($6 million) of preferred stock. Preferred stock is issued with covenants to protect preferred holders from an issuing corporation undermining the preferred stock's position in a company's capital structure. In 1999, as Cleco reorganized into a holding company, the original protective provisions given preferred holders would have been violated by the holding company's formation, thereby requiring management to solicit from preferred holders a change in the restrictive covenants in order to form the holding company. This change was recommended by management. Three issues of preferred stock did not approve the changes required to form a holding company. These issues were redeemed at $100 or more per share. Holders of 4.5% preferred, voting <u>as recommended by management</u>, own shares which have traded in the range of $55 - $62 since the reorganization. Voting against the recommendation of management gave preferred holders $100 or more cash per share. Voting as recommended by management left holders with a security valued at approximately $60 per share. In other words, management recommended a course of action designed to deprive preferred holders of value and to cause their holdings to trade below the value entitled to other holders of similar securities. Although I have not requested information on the vote to reorganize as a holding company, I suspect that the information did not include a full disclosure of the result of a "no" vote, (the right to receive over $100 per share) nor a full explanation of the value likely to result from a "yes" vote (a value materially below $100 per share).

In conclusion, holders of 4.5% preferred stock in Cleco Corporation are an ultra-small class of senior stakeholders in Cleco Corporation which have been intentionally denied equal treatment in the company's capital allocation process and have been adversely affected by the company's conversion to a holding company. Now, as I am seeking merely a <u>vote</u> on the matter of redemption, the company is attempting to deny me the possibility of realizing equal treatment, consideration and value from the company through a shareholder proposal submitted in proper form to the company's secretary.

It should be noted that the company has not responded to offers to repurchase preferred shares nor has extended a repurchase offer at times of common stock repurchase.

The submission to omit the proposal, authored by Timothy S. Taylor of Baker Botts LLP., is impressive in its length and formality, but his argument underscores the need for preferred holders to have access to the corporate governance process as suggested in our proposal. Without access to the voting process via proxy, preferred stockholders may only be assured of further exclusion and discrimination in the company's affairs.

Additionally, we will be requesting of Cleco the time and location that the shareholders' list will be made available for inspection to registered stockholders.

We respectfully submit that our concerns in this matter will be upheld by the Securities and Exchange Commission. If there are questions or comments, I would welcome the opportunity to discuss matters mentioned in this letter. Please acknowledge receipt of this letter by stamping the enclosed copy of this letter and returning in the self-addressed stamped envelope.

Respectfully,

Mitchell M. Almy
3930 N.E. 26th Avenue
Portland, Oregon 97212
(503) 288-1752

Diana K. Almy

cc: Mr. Michael P. Prudhomme
Secretary
Cleco Corporation
2030 Donahue Ferry Rd.
Pineville, LA 71361

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 21, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Cleco Corporation
Incoming letter dated December 19, 2002

The proposal directs Cleco to redeem all outstanding shares of 4.5% preferred stock.

There appears to be some basis for your view that Cleco may exclude the proposal under rule 14a-8(i)(7), as relating to ordinary business operations (i.e., the redemption of Cleco securities). Accordingly, the Division will not recommend enforcement action to the Commission if Cleco omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Cleco relies.

Sincerely,

Jennifer Bowes
Attorney-Advisor